SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

(1)	An announcement on the proposed issuance of RMB Bonds with warrants in Mainland China by China Petroleum & Chemical Corporation (the "Registrant”); and

(2)	Announcement on resolutions passed at the fifteenth meeting of the third session of the board of directors of the Registrant;

Each issued by the Registrant on September 27, 2007.

2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT

PROPOSED ISSUANCE OF RMB BONDS WITH WARRANTS IN MAINLAND CHINA

PROPOSED ISSUANCE OF RMB BONDS WITH WARRANTS IN MAINLAND CHINA

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

The Board of Directors of Sinopec Corp. announces that at the board meeting held on 27 September 2007, resolutions in relation to (I) the items of the proposal for the issuance of RMB Bonds with Warrants in the Mainland China; (II) the feasibility of projects to be invested with the proceeds from the proposed issuance; and (III) the description prepared by the Board of Directors on the use of the proceeds from the previous issuance have been duly passed. The proposed issue of Bonds with Warrants is subject to (i) approval from Shareholders at the EGM; and (ii) approval of the CSRC.

CIRCULAR

A circular containing, among other things, details of the proposed issue of Bonds with Warrants and notice to Shareholders convening the EGM will be dispatched to Shareholders as soon as practicable.

The Board of Directors of Sinopec Corp. announces that at the board meeting held on 27 September 2007, resolutions in relation to (I) the proposal for the issuance of RMB Bonds with Warrants in the Mainland China; (II) the feasibility of projects to be invested with the proceeds from the proposed issuance; and (III) the description prepared by the Board of Directors on the use of the proceeds from the previous issuance were duly passed after the close of trading on 27 September 2007. The proposed issue of Bonds with Warrants is subject to (i) approval of Shareholders at the EGM; and (ii) approval of the CSRC.

I.	THE PROPOSAL FOR THE ISSUANCE OF BONDS WITH WARRANTS

In accordance with the relevant provisions of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, and the Administrative Measures for the Issuance of Securities by Listed Companies issued by the CSRC, the Board of Directors of Sinopec Corp. conducted a review and took the view that Sinopec Corp. has satisfied the criteria for the issuance of Bonds with Warrants in the Mainland China. The Board of Directors considered and approved the proposal for the issuance of the Bonds with Warrants with details as follows:

1.	Issuance Size

This issuance of Bonds with Warrants will be in an amount of not more than RMB30,000,000,000 with no more than 300,000,000 certificates of bonds to be issued. It will be proposed at the EGM to authorise the Board of Directors, subject to the condition that the aggregate amount of the proceeds raised after full exercise of the warrants attached to the bonds shall not exceed the total amount of the bonds proposed to be issued, to determine the details of the size of issuance and the number of warrants attached to the bonds in accordance with market conditions.

2.	Issuance Price

The Bonds with Warrants will be issued at par with a nominal value of RMB100 each. The warrants attached to the bonds are to be distributed to the subscribers of the bonds on a pro rata basis without any additional fees.

3.	Issuance Target, Method of Issuance and Arrangement of Sale to Existing Shareholders

The issuance target is institutional investors having maintained Shareholders’ account for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange and the public investors (except for those prohibited under the laws and regulations of the State). Existing holders of Sinopec Corp.'s A Shares are entitled to preferential subscription rights in respect of the proposed issue of the Bonds with Warrants. Not less than 60% of the proposed issuance will be reserved for preferential subscription for existing holders of Sinopec Corp.'s A Shares. The remaining portion and the portion not taken up by existing holders of Sinopec Corp.'s A Shares will be issued to qualified investors according to market condition.

4.	Term of the Bonds

Six years since the date of issuance of the Bonds with Warrants.

5.	Interest Rate of the Bonds with Warrants

It will be proposed at the EGM to authorise the Board of Directors to determine the interest rate and the method of determining the interest rate according to market conditions together with the main underwriter(s). The interest rate will be disclosed in the Offering Memorandum for the Bonds with Warrants.

6.	Term and Method of Repayment for Principal and Interest

Interest will be paid once a year after the date of issuance. Within five trading days after the expiry date of the Bonds with Warrants, Sinopec Corp. will repay all the matured bonds according to the nominal value of the bonds together with interest accrued for the period concerned.

7.	Term of Redemption

If the application of the proceeds from the proposed issuance of bonds is substantially different from the application of proceeds disclosed in the Offering Memorandum (the "Change"), and the Change can be regarded as a change of use of proceeds according to the relevant regulations of the CSRC or regarded by the CSRC as a change of use of proceeds, then the holders of the bonds are entitled to demand redemption of the bonds by Sinopec Corp. at the nominal value together with the interest accrued for the period concerned for one time.

8.	Guarantee

It will be proposed at the EGM to authorise the Board of Directors to determine whether the proposed issuance of the Bonds with Warrants requires a guarantee by China Petrochemical Corporation in accordance with the market conditions, and to complete the relevant matters accordingly.

9.	Term of the Warrants

Twenty four (24) months since the listing of the warrants at the Shanghai Stock Exchange in the PRC.

10.	Conversion Period of the Warrants

The holders of the warrants are entitled to exercise the warrants five (5) trading days prior to the end of the term of the warrants.

11.	Proportion of Exercise Rights for the Warrants

The proportion of exercise rights for the warrants attached to this proposed issuance is 2:1. Two warrants represent the conversion rights to one A share issued by Sinopec Corp.

12.	Exercise Price of the Warrants

The exercise price of warrants which represents one A share of Sinopec Corp. will be determined according to the following principles: the exercise price shall not be lower than the average price of: Sinopec Corp.’s A Shares as quoted for twenty (20) trading days before the date of issuance of the Offering Memorandum and the average price of Sinopec Corp.’s A Shares one (1) trading day before the date of issuance of the Offering Memorandum, Sinopec Corp.’s H Shares as quoted for twenty (20) trading days before the date of issuance of the Offering Memorandum and the average price of Sinopec Corp.’s H Shares one (1) trading day before the date of issuance of the Offering Memorandum. The details of the exercise price and the method of determination will be proposed at the EGM to authorize the Board of Directors for determination in accordance with the market conditions, relevant regulations and negotiations with the main underwriter(s) to the extent of the scope set out hereinabove.

13.	Adjustment of the exercise price of the warrants

During the term of the warrants, in the event that the trading of A Shares of Sinopec Corp. is on ex-rights or ex-dividend basis, the exercise price and the proportion of exercise rights for the warrants shall be adjusted accordingly.

(1)	When the trading of A Shares of Sinopec Corp. is on ex-rights basis, the exercise price and the proportion of exercise rights for the warrants shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price x (the reference price of A Shares of Sinopec Corp. on the ex-rights day / the closing price of A Shares of Sinopec Corp. on the trading day before the ex-rights day);

New proportion of exercise rights = Existing proportion of exercise rights x (the closing price of A Shares of Sinopec Corp. on the trading day before the ex-rights day / the reference price of A Shares of Sinopec Corp. on the ex-rights day).

(2)
When the trading of A Shares of Sinopec Corp. is on ex-dividend basis, the proportion of exercise rights for the warrants remained unchanged, and the exercise price shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price x (the reference price of A Shares of Sinopec Corp. on the ex-dividend day / the closing price of A Shares of Company on the trading day before the ex-dividend day).

14.	Use of Proceeds from the Proposed Issuance

The proceeds from the issuance of the bonds will be applied to the Sichuan-to-East China Gas Project, Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, and to the repayment of bank borrowings. The proceeds from the exercise of the Warrants will be applied to the Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Wuhan 0.8 million tpa ethylene project, Shengli Oilfield key production capacity construction and production capacity construction on the new Tahe Oilfied areas.

In the event that the proceeds raised from this issuance are not sufficient to finance these projects, or the availability of the proceeds is not consistent with the progress of these projects, Sinopec Corp. will complete the investment in the projects with its own resources, bank borrowings or by other ways of debt financing. Once the proceeds are sufficient, Sinopec Corp. will prioritise their use according to the needs of the projects stated above. Any surplus from the proceeds raised will be applied to repay bank borrowings and supplement working capital.

Sinopec Corp. will maintain a separate account for the proceeds as determined by the Board of Directors so as to administer the proceeds under a separate deposit system.

15.	Validity of the Resolution

The resolutions approving the proposed issuance of the Bond with Warrants to be passed at the EGM will be valid for twelve months, starting from the date of the passing of the resolutions.

16.	Authorisations to the Board of Directors to complete matters related to the Proposed Issuance

(1)
Subject to the laws, regulations and other regulatory documents and to the extent of the scope as permitted by the Articles of Association, the Board of Directors will be authorised to determine the specific terms and proposal prior to the proposed issuance in accordance with the requirements of the regulatory authorities and in view of the actual conditions of Sinopec Corp., to formulate and implement the final proposal for the Bonds with Warrants and to decide on the timing of such issuance.

(2)
The Board of Directors will be authorised to determine the specific arrangements on the use of proceeds as stated above, for instance, if the Chinese government announces new regulations in relation to the issue of Bonds with Warrants, or the regulatory agencies have new requirements, or there are changes in market conditions, the Board of Directors will, subject to the applicable laws in Mainland China at that time, adjust the issuance proposal and use of proceeds accordingly;

(3)	The Board of Directors will be authorised to produce, amend, file the application materials of the proposed issuance according to the requirements of the securities regulatory agencies;

(4)
The Board of Directors will be authorised to amend, supplement, execute, submit, report and implement the agreements, contracts and documents (including but not limited to guarantee contracts and underwriting and sponsorship agreements) during the course of the proposed issuance;

(5)
After the period for exercising the warrants, the Board of Directors will be authorised to amend the relevant provisions of the Articles of Association, and to complete the filing and change of registration in accordance with the actual exercise conditions;

(6)	The Board of Directors will be authorised to determine the sponsors (lead underwriters) and other intermediaries of the proposed issuance;

(7)	The Board of Directors will be authorised to complete matters relating to the listing of the Bonds with Warrants;

(8)	The Board of Directors will be authorised to complete other matters relating to the proposed issuance.

The proposed Issuance of Bonds with Warrants is subject to the obtaining of the approvals from Shareholders at the EGM and the approval of the CSRC.

II.	THE FEASIBILITY OF THE PROJECTS TO BE INVESTED WITH THE PROCEEDS FROM THE PROPOSED ISSUANCE

The proceeds from the issuance of the bonds will be applied to the Sichuan-to-East China Gas Project, Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, and to the repayment of bank borrowings. The proceeds from the exercise of the Warrants will be applied to the Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Wuhan 0.8 million tpa ethylene project, Shengli Oilfield key production capacity construction and production capacity construction on the new Tahe Oilfied areas. Announcement on the details of the use of proceeds will be made in due course.

The Board of Directors of Sinopec Corp. is of the view that the projects proposed to be invested in through the proposed issuance are in line with the strategic development of Sinopec Corp. Once the projects commence operation, they will help Sinopec Corp. further develop its core businesses, increase its scale of operation, and enhance its competitiveness and capability for sustainable development. The use of proceeds of the proposed issuance is practical and feasible.

1.	Use of proceeds from the issuance of the bonds

(i) Sichuan-to-East China Gas Project

The Sichuan-to-East China Gas Project was listed as one of the major projects during the 11th Five-Year Plan of China.  The State Council approved the "Sichuan-to-East China Gas Project" in April 2007.  The NDRC officially approved the project by NDRC Energy Approval No. [2007]795.  In June 2007, the State Council approved that a national steering group for the engineering construction of the Sichuan-to-East China Gas Project was to be established.  In August 2007, the construction of the project commenced. The Sichuan-to-East China Gas Project mainly consists of three parts with a total investment of approximately RMB 62.7 billion, namely the development of Puguang Gas Field, the construction of Puguang Natural Gas Purification Plant and the construction of pipeline for the Sichuan-to-East China Gas Project.

(ii) Tianjin 1 million tpa ethylene project

The feasibility report of the Tianjin ethylene project mainly consists of a one million tpa ethylene project was approved by the NDRC in December 2005 pursuant to NDRC Industrial Approval No. [2005]2772. The project mainly consists of: a 1 million tpa ethylene project, 12.5 million tpa refinery expansion, supporting thermal power modification and public utility projects. The total investment of the project is approximately RMB 20.8 billion.

(iii) Zhenhai 1 million tpa ethylene project

The feasibility report of the Zhenhai ethylene project was approved by the NDRC in March 2006 pursuant to NDRC Industrial Approval No. [2006]444. The project mainly consists of the construction of 11 main plants and supporting facilities for the project. The total investment of the project is approximately RMB 21.9 billion.

(iv) Repayment of bank borrowings

The proceeds raised from the issuance of the bonds will be used to repay bank loans borrowed in relation to the business operation of Sinopec corp. of approximately RMB 4 billion, in order to optimize the debt structure of Sinopec Corp.

2.	Use of proceeds from the exercise of the Warrants

(i) Tianjin 1 million tpa ethylene project and Zhenhai 1 million tpa ethylene project
A portion of the proceeds raised through the exercise of the Warrants will still be applied to the Tianjin 1 million tpa ethylene project and Zhenhai 1 million tpa ethylene project.

(ii) Wuhan ethylene project
The Wuhan ethylene project consists of 0.8 million tpa ethylene project, 0.3 million tpa low-density polythene project and the supporting engineering and storage and transportation system etc. The Wuhan ethylene project was approved by the NDRC in April 2007 pursuant to NDRC Industrial Approval No. [2007]690. The total investment of the project is approximately RMB 15.1 billion.

(iii) Shengli Oilfied Key oil production capacity expansion project
The Shengli Oilfied Key oil production capacity expansion project mainly consists of: shallow water production capacity  construction, old areas adjustment and modification and low oil level capacity exploration.

(iv) Production capacity construction on the new areas of Tahe Oilfied
The Production capacity construction on the new areas of Tahe Oilfied project will construct another 2 million tpa production capacity. The proceeds applied to the project will be approximately RMB 5.5 billion.

(v) Supplement working capital
Any surplus from the proceeds raised will be applied to supplement the working capital of Sinopec Corp..

III.	THE DESCRIPTION PREPARED BY THE BOARD OF DIRECTORS ON THE USE OF PROCEEDS FROM THE PREVIOUS ISSUANCE

"Special Report on the Use of Proceeds from the Previous Issuance of China Petroleum & Chemical Corporation" was issued by KPMG Huazhen on 27 September 2007 to set out Sinopec Corp.'s use of proceeds from the previous issuance.

IV.	IMPLICATION UNDER THE HONG KONG LISTING RULES

At the annual general meeting of Sinopec Corp. held on 29 May 2007, the Shareholders granted a general mandate to the Board of Directors to issue, allot and deal with Shares not exceeding 3,356,097,600 H Shares and 13,984,390,200 Domestic Shares, being 20% of each of its existing H Shares and Domestic Shares of Sinopec Corp. in issue as at the date of the special resolution. To date, Sinopec Corp. has not issued any Shares under the general mandate.

The Board of Directors proposes to issue the Bonds with Warrants in the Mainland China pursuant to the general mandate. Sinopec Corp. confirms that new A Shares to be issued for exercising the warrants, when aggregated with all other equity securities which remain to be issued on the exercise of the subscription rights shall not exceed 20% of the total share capital of the Company at the time of issuing the warrants. The term of the Warrants is twenty four months since the listing of the Warrants on the Shanghai Stock Exchange. Accordingly, the proposed issuance of Bonds with Warrants is in compliance with Rule 15.02 of the Listing Rules. No further approval from Shareholders is needed under the Hong Kong Listing Rules.

Sinopec Corp. confirms that if China Petrochemical Corporation, Sinopec Corp.'s controlling shareholder, exercises its right and subscribes for the Bonds with Warrants under the proposed issuance, it will comply with the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules (if applicable). As far as Sinopec Corp is aware, having made all reasonable inquiry, no Shareholder which has a material interest is required to abstain from voting at the EGM.

Sinopec Corp. further confirms that all investors, except China Petrochemical Corporation, are third parties independent of Sinopec Corp. and its connected persons.

V.	IMPLICATION UNDER PRC LAWS AND REGUALTIONS

Under the relevant PRC laws and regulations, the proposed issuance of Bonds with Warrants is subject to (i) approval from Shareholders at the EGM; and (ii) approvals from the relevant PRC regulatory authorities.

VI.	DEFINITIONS

In this announcement, the following expressions have the following meaning unless the context requires otherwise:

"A Shares"	Renminbi-denominated ordinary domestic shares with nominal value of RMB 1.00 each in the share capital of Sinopec Corp. and which are listed on the Shanghai Stock Exchange
"Articles of Association"	the articles of association of Sinopec Corp.
"Board of Directors"	the board of directors of Sinopec Corp.
"Bonds with Warrants"
up to RMB 30 billion in the principal amount of bonds with detachable warrants which are convertible into new A Shares of Sinopec Corp., proposed to be issued by Sinopec Corp. within the Mainland China and to be listed on the Shanghai Stock Exchange

"CSRC"	the China Securities Regulatory Commission of the PRC
"Domestic Shares"	Shares issued by Sinopec Corp. under PRC law, the par value of which is denominated in Renminbi, and which are subscribed for in Renminbi
"EGM"
the extraordinary general meeting of Sinopec Corp. to be held on 15 November 2007 at 9：00 a.m. at  Crowne Plaza Beijing-Park View Wuzhou, No.8 North Si Huan Zhong Road, Chaoyang District, Beijing, the PRC.

"H Shares"	overseas listed foreign shares in the Sinopec Corp.'s share capital, with a nominal value of

RMB 1.00 each, which are listed on the Hong Kong Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
Hong Kong Listing Rules	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Mainland China"	the PRC excluding the Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"NDRC"	the National Development and Reform Commission
"Offering Memorandum"	the offering memorandum in relation to the proposed issuance of the Bonds with Warrants
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of PRC
"Share(s)"	the H Share(s) and A Share(s) of Sinopec Corp.
"Shareholders"	holders of the Shares
"Sinopec Corp."	China Petroleum & Chemical Corporation
"State Council"	The State Council of the PRC
"Warrants"	detachable warrants that comes with the Bonds with Warrants, convertible into new A Shares of Sinopec Corp.

By Order of the Board

China Petroleum & Chemical Corporation

Chen Ge

Secretary to the Board of Directors

Beijing, PRC, 27 September 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement on Resolutions Passed at The Fifteenth Meeting
of the Third Session of the Board of Directors
(Overseas Regulatory Announcement)

 China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

The Fifteenth Meeting of the Third Session ("Sinopec Corp.") of the Board of Directors (the "Board of Directors") of China Petroleum & Chemical Corporation (the "Company") was convened by way of written resolutions in Beijing on 27 September 2007.  All of the directors attended the Meeting and considered and reviewed the proposals in relation to the issuance of convertible Bonds with detachable warrants and the issuance of domestic corporate bonds for the construction of Sichuan-to-East China Gas Project of Sinopec Corp. in 2007.  The following resolutions were passed at the Meeting with the unanimous consent of all the attending directors of Sinopec Corp.:

I.	THE RESOLUTION RELATING TO THE PROPOSAL FOR THE ISSUANCE OF BONDS WITH DETACHABLE WARRANTS WAS APPROVED

In accordance with the relevant provisions of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, and the Administration Measures for the Issuance of Securities by Listed Companies issued by the CSRC, the Board of Directors of Sinopec Corp. conducted a review and took the view that Sinopec Corp. has satisfied the criteria for the issuance of bonds with detachable warrants (the "Bonds with Warrants")in the Mainland China. The Board of Directors considered and approved the proposal for the issuance of the Bonds with Warrants with details as follows:

1.	Issuance Size

This issuance of Bonds with Warrants will be in an amount of not more than RMB30,000,000,000 with no more than 300,000,000 certificates of bonds to be issued. It will be proposed at the EGM to authorise the Board of Directors, subject to the condition that the aggregate amount of the proceeds raised after full exercise of the Warrants attached

1

to the bonds shall not exceed the total amounts of the bonds proposed to be issued, to determine the details of the size of issuance and the number of Warrants attached to the bonds in accordance with market conditions.

2.	Issuance Price

The Bonds with Warrants will be issued at par with a nominal value of RMB100 each. The Warrants attached to the bonds are to be distributed to the subscribers of the bonds on a pro rata basis without any additional fees.

3.	Issuance Target, Method of Issuance and Arrangement of Sale to Existing Shareholders

The issuance target is institutional investors having maintained Shareholders’ account for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange and the public investors (except for those prohibited under the laws and regulations of the State). Existing holders of Sinopec Corp.'s A Shares are entitled to preferential subscription rights in respect of the proposed issue of the Bonds with Warrants. Not less than 60% of the proposed issuance will be reserved for preferential subscription for existing holders of Sinopec Corp.'s A Shares. The remaining portion and the portion not taken up by existing holders of Sinopec Corp.'s A Shares will be issued to qualified investors according to market condition.

4.	Term of the Bonds

Six years since the date of issuance of the Bonds with Warrants.

5.	Interest Rate of the Bonds with Warrants

It will be proposed at the EGM to authorise the Board of Directors to determine the interest rate and the method of determining the interest rate according to market conditions together with the main underwriter(s). The interest rate will be disclosed in the Offering Memorandum for the Bonds with Warrants.

6.	Term and Method of Repayment for Principal and Interest

Interest will be paid once a year after the date of issuance. Within five trading days after the expiry date of the Bonds with Warrants, Sinopec Corp. will repay all the matured bonds according to the nominal value of the bonds together with interest accrued for the period concerned.

7.	Term of Redemption

If the application of the proceeds from the proposed issuance of bonds is substantially different from the application of proceeds disclosed in the Offering Memorandum (the "Change"), and (i) according to CSRC's relevant regulations, the Change can be regarded as a change of use of proceeds; or (ii) the Change is regarded by the CSRC as a change of use of proceeds, then the holders of the bonds are entitled to demand redemption of the bonds by Sinopec Corp. at the nominal value together with the interest accrued for the period concerned for one time.

2

8.	Guarantee

It will be proposed at the EGM to authorise the Board of Directors to determine whether the proposed issuance of the Bonds with Warrants requires a guarantee by China Petrochemical Corporation in accordance with the market conditions, and to complete the relevant matters accordingly.

9.	Term of the Warrants

Twenty four (24) months since the listing of the Warrants at the Shanghai Stock Exchange in the PRC.

10.	Conversion Period of the Warrants

The holders of the Warrants are entitled to exercise the Warrants five (5) trading days prior to the end of the term of the Warrants.

11.	Proportion of Exercise Rights for the Warrants

The proportion of exercise rights for the Warrants attached with this proposed issuance is 1:1. One Warrant represents the conversion rights to one A share issued by Sinopec Corp.

12.	Exercise Price of the Warrants

The exercise price of Warrants which represent one A share of Sinopec Corp. will be determined according to the following principles: the exercise price shall not be lower than the average price of: Sinopec Corp.’s A Shares as quoted for twenty (20) trading days before the date of issuance of the Offering Memorandum and the average price of Sinopec Corp.’s A Shares one (1) trading day before the date of issuance of the Offering Memorandum, Sinopec Corp.’s H Shares as quoted for twenty (20) trading days before the date of issuance of the Offering Memorandum and the average price of Sinopec Corp.’s H Shares one (1) trading day before the date of issuance of the Offering Memorandum. The details of the exercise price and the method of determination will be proposed at the EGM to authorize the Board of Directors for determination in accordance with the market conditions, relevant regulations and negotiations with the main underwriter(s) to the extent of the scope set out hereinabove.

13.	Adjustment of the exercise price of the Warrants

During the term of the Warrants, in the event that the trading of A Shares of Sinopec Corp. is on ex-rights or ex-dividend basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted accordingly.

(1)	When the trading of A Shares of Sinopec Corp. is on ex-rights basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price x (the reference price of A Shares of Sinopec Corp. on the ex-rights day / the closing price of A Shares of Sinopec Corp. on the trading day before the ex-rights day);

3

New proportion of exercise rights = Existing proportion of exercise rights x (the closing price of A Shares of Sinopec Corp. on the trading day before the ex-rights day / the reference price of A Shares of Sinopec Corp. on the ex-rights day).

(2)
When the trading of A Shares of Sinopec Corp. is on ex-dividend basis, the proportion of exercise rights for the Warrants remained unchanged, and the exercise price shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price x (the reference price of A Shares of Sinopec Corp. on the ex-dividend day / the closing price of A Shares of Company on the trading day before the ex-dividend day).

14.	Use of Proceeds from the Proposed Issuance

The proceeds from the issuance of the bonds will be applied towards the Sichuan-to-East China Gas Project, Tianjin 1 million tpa ethylene project, ZhenHai 1 million tpa ethylene project, and towards the repayment of bank borrowings. The proceeds from the exercise of the Warrants will be applied towards the Tianjin 1 million tpa ethylene project, Wuhan 0.8 million tpa ethylene project, Shengli Oilfield key production capacity construction and production capacity construction on the new Tahe Oilfied areas.

In the event that the proceeds raised from this issuance are not sufficient to finance these projects, or the availability of the proceeds is not consistent with the progress of these projects, Sinopec Corp. will complete the investment in the projects with its own resources, bank borrowings or by other ways of debt financing. Once the proceeds are sufficient, Sinopec Corp. will prioritise their use according to the needs of the projects stated above. Any surplus from the proceeds raised will be applied to repay bank borrowings and supplement working capital.

Sinopec Corp. will maintain a separate account for the proceeds as determined by the Board of Directors so as to administer the proceeds under a separate deposit system.

15.	Validity of the Resolution

The resolutions approving the proposed issuance of the Bond with Warrants to be passed at the EGM will be valid for twelve months, starting from the date of the passing of the resolutions.

16.	Authorisations to the Board of Directors to complete matters related to the Proposed Issuance

To ensure that this proposed issuance of the Bond with Warrants by Sinopec Corp. is smoothly effected, it is submitted to the EGM that the Board of Directors be authorized to complete matters related to the Proposed Issuance as follow:

(1)
Subject to the laws, regulations and other regulatory documents and to the extent of the scope as permitted by the Articles of Association, the Board of Directors will be authorised to determine the specific terms and proposal prior to the proposed

4

issuance in accordance with the requirements of the regulatory authorities and in view of the actual conditions of Sinopec Corp., to formulate and implement the final proposal for the Bonds with Warrants and to decide on the timing of such issuance.
(2)
The Board of Directors will be authorised to determine the specific arrangements on the use of proceeds as stated above, for instance, if the Chinese government announce new regulations in relation to the issue of Bonds with Warrants, or the regulatory agencies have new requirements, or there are changes in market conditions, the Board of Directors will, subject to the applicable laws in Mainland China at that time, adjust the issuance proposal and use of proceeds accordingly;

(3)	The Board of Directors will be authorised to produce, amend, file the application material of the proposed issuance according to the requirements of the securities regulatory agencies;
(4)
The Board of Directors will be authorised to amend, supplement, execute, submit, report and implement the agreements, contracts and documents (including but not limited to guarantee contracts and underwriting and sponsorship agreements) during the course of the proposed issuance;

(5)
After the period for exercising the warrants, the Board of Directors will be authorised to amend the relevant provisions of the Articles of Association, and to complete the filing and change of registration in accordance with the actual exercise condition;

(6)	The Board of Directors will be authorised to determine the sponsors (lead underwriters) and other intermediaries of the proposed issuance;
(7)	The Board of Directors will be authorised to complete matters relating to the listing of the Bonds with Warrants;
(8)	The Board of Directors will be authorised to complete other matters relating to the proposed issuance.

The proposed issue of Bonds with Warrants is subject to the obtaining of the approvals from Shareholders at the EGM and the approval of the CSRC.

II.	THE REPORT RELATING TO FEASIBILITY OF THE USE OF THE PROCEEDS FROM THIS ISSUANCE TO THE PROJECTS TO BE INVESTED WAS APPROVED

III.	THE DESCRIPTION PREPARED BY THE BOARD OF DIRECTORS ON THE USE OF PROCEEDS FROM THE PREVIOUS ISSUANCE WAS APPROVED

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The Description Prepared By the board of Directors on the Use of Proceeds from the Previous Issuance was reviewed and approved.

In addition, the "Special Review Report on the Use of Proceeds from the Previous Issuance of China Petroleum & Chemical Corporation" (KPMG –A (2007) ORNo.0214) was issued by KPMG Huazhen on 27 September 2007.

IV.	THE PROPOSAL ON CONVENING THE THIRD EXTRAORDINAY GENERAL MEETING OF SINOPEC CORP. FOR THE YEAR 2007 ON 15 NOVEMBER 2007 WAS APPROVED

The first, the second and the third proposals above will be submitted to the Third Extraordinary General Meeting of Sinopec Corp. for the year 2007 to be convened on 15 November 2007 for approval.

V.	THE PROPOSAL FOR THE ISSUANCE OF DOMESTIC CORPORATE BONDS BY SINOPEC CORP. FOR THE CONSTRUCTION OF SICHUAN-TO-EAST CHINA GAS PROJECT IN 2007 WAS APPROVED

1. The proposal for the issuance of domestic corporate bonds by Sinopec Corp ("Bonds") in an amount of not more than RMB20,000,000,000 in accordance with the extent of the general mandate granted by the general meeting of shareholders of Sinopec Corp. was approved.  The preliminary issuance scheme relating to the Bonds was also approved with details as follows:

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1.1 Name of the Bonds: domestic corporate bonds issued for the construction of Sichuan-to-East China Gas Project of Sinopec Corp. in 2007;

1.2 Issuance Size: RMB20,000,000,000;

1.3 Term and types of the Bonds: a portfolio consisted of two types of the Bonds will be adopted. One type of the Bonds has a term of 10 years with fixed interest rate, the proposed issuance size of which is RMB10,000,000,000; the other has a term of 5 years with fixed interest rate, the proposed issuance size of which is RMB10,000,000,000.

1.4 Interest Rates of the Bonds: Fixed interest rates will be adopted for the Bonds, among which the nominal annual interest rate for bonds with a 5-year term is expected to be 4.8%-5.1% whereas the nominal annual interest rate for bonds with a 10-year term is expected to be 5.3%-5.6%.  The final nominal annual interest rate for the  Bonds to be issued will be determined according to the way of competitive bidding made by the Underwriters.

1.5 Method of Issuance: Bookbuilding of corporate bonds on a real-name base.  The bonds subscribed by the investors will be deposited in the primary escrow accounts established in China Government Securities Depository Trust &Clearing Co. Ltd.("CDC").

1.6 Issuance Price: The Bonds will be issued with a nominal value of RMB100 each, emission at par.

1.7 Method of Underwriting: Remaining portion will be underwritten by the underwriters.

1.8 Method of Repayment for Principal and Interest: Interest will be paid once a year after the date of issuance. Upon the maturity of the Bonds, Sinopec Corp. will repay the entire amount of the principal together with interest accrued during the last term.

1.9 Guarantee: An irrevocable guarantee on joint liabilities will be provided by China Petrochemical Corporation in relation to theBonds.

1.11 Issuance Scope and Target: The entire amount of the Bonds based on fixed interest rates will be placed to the qualified institutional investors in PRC (except for those prohibited under the laws and regulations of PRC) through the issuance outlets established by the underwriters.

1.12 Listing Arrangements: The Bonds will be listed on the intra-bank bond markets nationwide.

1.13 The entire amount of the proceeds raised from the proposed issuance will be applied to the construction of the Sichuan-to-East China Gas Project.

The approval in relation to the issuance of domestic corporate bonds for the construction of Sichuan-to-East China Gas Project of Sinopec Corp. in 2007 will expire 12 months after the adoption of this resolution.

2. Mr. Liu Yun, Vice-Chief Financial Officer of Sinopec Corp., was authorized to process all the issues relating to the issuance of the Bonds, including, without limitation, the determination of the specific terms and conditions for the issuance of the Bonds and related issues in accordance with the requirements of Sinopec Corp. and market conditions, the execution and submission of all the necessary legal documents to the competent authorities, etc.

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By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge

Secretary to the Board of Directors

Beijing, the PRC, 27 August 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: September 28, 2007